SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                       DONALDSON, LUFKIN & JENRETTE, INC.
                       (Name of Subject Company (Issuer))

                       DONALDSON, LUFKIN & JENRETTE, INC.
                        (Name of Person Filing Statement)

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 DONALDSON, LUFKIN & JENRETTE, INC. - DLJ COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                           ---------------------------

                                    257661108
                      (CUSIP Number of Class of Securities)


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                                   JOE L. ROBY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       DONALDSON, LUFKIN & JENRETTE, INC.
                                 277 PARK AVENUE
                            NEW YORK, NEW YORK 10172
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)


                           ---------------------------

                                    COPY TO:

                            CRAIG M. WASSERMAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                           ---------------------------

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

                  DLJ To Merge With Credit Suisse First Boston
           Creating One of the World's Most Powerful Investment Banks

                     DLJ Board Approves $90 Per Share Offer

      NEW YORK--Aug. 30, 2000--Donaldson, Lufkin & Jenrette, Inc. (NYSE:DLJ) and Credit Suisse Group today announced that they have signed a definitive agreement for the combination of DLJ and Credit Suisse First Boston, a subsidiary of the Credit Suisse Group. The $11.5 billion transaction creates one of the world's most powerful investment banking firms. The new firm will rank first, second or third in virtually all league-table categories.

      DLJ has 127.8 million primary common shares outstanding, of which approximately 30% are held by the public, including DLJ employees. The remainder of the shares are held by AXA Financial (NYSE: AXF) and its affiliates. Under the terms of the transaction, public shareholders will receive $90 in cash for each share. AXA Financial and its affiliates will receive $5.75 billion in Credit Suisse Group stock and $2.39 billion in cash. The transaction does not encompass various issues of DLJ preferred stock, debt securities and the tracking stock of DLJdirect (NYSE: DIR), all of which will remain outstanding. The tracking stock for DLJdirect will continue to trade on the New York Stock Exchange under the ticker symbol DIR.

      The transaction is expected to close in October of 2000, upon completion of a tender offer for DLJ shares that will commence in September. The transaction has been approved by the boards of directors of Credit Suisse Group, DLJ, AXA Financial and the AXA Group.

      "This transaction marks a defining moment in DLJ's distinguished 40-year history," said Mr. Joe L. Roby, Chief Executive Officer of DLJ. "Combining these two great firms creates a global powerhouse with the platform, financial resources and intellectual capital to rival any financial services organization in the world. The goal is to create a dominant global presence that can compete with - and beat - the top firms."

      The combined firms on a pro forma basis will have equity capital of almost $24 billion, more than 26,500 employees and total assets in excess of $600 billion.

      Upon completion of the transaction, the combined firms will operate under the name Credit Suisse First Boston. Mr. Roby will serve as Chairman of the Executive Board, and Mr. Allen D. Wheat will be Chief Executive Officer. DLJ professionals will hold several key management positions.

      "Operating on a scale of this magnitude will enhance our ability to serve clients' needs in today's rapidly converging global financial services industry," said Mr. Roby. "Our senior management strongly believes that CSFB is our best partner for a number of reasons. Our cultures are similar, our businesses are complementary, there is minimal overlap, and we share a strong commitment to attracting and developing first-rate professionals to serve clients."

      DLJdirect is one of the world's premier online brokerage firms offering a diversified range of investment products and services to sophisticated, self-directed investors. As of June 30, 2000, DLJdirect had nearly one million worldwide customer accounts representing nearly $28 billion in assets. Headquartered in Jersey City, NJ, with offices in Parsippany, NJ, Charlotte, NC, Delray Beach, FL, Sandy City, UT, London, Tokyo, Hong Kong, and Dubai, DLJdirect employs more than 1,500 people. For more information on DLJdirect, visit the company's Web site at www.DLJdirect.com.

      Donaldson, Lufkin & Jenrette is a leading integrated investment and merchant bank serving institutional, corporate, government and individual clients. DLJ's businesses include securities underwriting; sales and trading; investment and merchant banking; financial advisory services; investment research; venture capital; correspondent brokerage services; online, interactive brokerage services; and asset management. Founded in 1959 and headquartered in New York City, DLJ employs approximately 11,300 people worldwide and maintains offices in 13 cities in the United States and 16 cities in Europe, Latin America and Asia. The company has two classes of common stock trading on the New York Stock Exchange. Shares trading under the ticker symbol "DLJ" represent Donaldson, Lufkin & Jenrette, Inc.

Shares trading under the ticker symbol "DIR" track the performance of DLJdirect, its online brokerage business. For more information on Donaldson, Lufkin & Jenrette, refer to the company's world wide web site at www.dlj.com. The firm's world headquarters are located at 277 Park Avenue, New York, NY 10172; telephone number (212) 892-3000.

      Credit Suisse First Boston is a leading global investment banking firm, providing comprehensive financial advisory, capital raising, sales and trading, and financial products for wholesale users and suppliers of capital around the world. It operates in 55 offices across more than 36 countries and six continents and has over 16,000 staff. Credit Suisse First Boston is one of the world's largest securities firms in terms of financial resources, with approximately $9.8 billion in revenues in 1999 and $7.8 billion in equity and $275 billion in assets as of December 31, 1999. The Firm is a wholly owned subsidiary of the Zurich-based Credit Suisse Group. For more information on Credit Suisse First Boston, please visit our website at http://www.csfb.com.


CONTACT:
     Donaldson, Lufkin & Jenrette
     Media
     Catherine M. Conroy, 212/892-3275
     Senior Vice President
     Leslie Thompson, 212/892-3555
     Vice President
     Investors
     Kevin Zuccala, 212/892-4693


                                        * * * * * *

      Donaldson, Lufkin & Jenrette, Inc. ("DLJ") shareholders are advised to read the tender offer statement regarding the business combination between DLJ and Credit Suisse Group referred to in the news release above, which will be filed by Credit Suisse Group and Diamond Acquisition Corp., a wholly-owned subsidiary of Credit Suisse Group, with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that will be filed by DLJ with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to this offer. These documents will be made available to all holders of DLJ common stock at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov. The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of DLJ. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

      Forward-Looking Statements: This Schedule 14D-9 contains forward looking statements concerning DLJ's operations and strategic plans as well as the prospects of the combined company following the merger. Such forward-looking statements are subject to various risks and uncertainties and DLJ claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors, including (i) those discussed in the Company's other public filings (including its Annual Report on Form 10-K for the year ended December 31, 1999), (ii) expected operational and strategic synergies from the merger cannot be fully realized or realized within the expected time; (iii) competitive pressure among financial institutions increases significantly; (iv) costs or difficulties related to the integration of the businesses of DLJ and Credit Suisse Group are greater than expected; (v) general economic, capital and securities markets and interest rate conditions, nationally or globally, are less favorable than expected; and (vi) legislation or regulatory requirements or changes adversely affect the businesses in which the combined company will be engaged.